SR Telecom’s Management Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the first quarter ended March 31, 2004. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this quarterly release which includes this MD&A describes our expectations on May 11, 2004. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s annual audited consolidated financial statements and the unaudited March 31, 2004 first quarter financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless infrastructure to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

●
    On February 18 and 24, 2004, with the exercise of the over-allotment option, SR Telecom completed a public and private offering of 7,142,929 units for gross cash proceeds of $50,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006. The gross proceeds have been allocated between common shares and warrants based on their fair values. Net cash received was $46,787,000 after share issue costs of $3,214,000.

●
    SR Telecom has been awarded new orders for its broadband angel solution from Siemens for the Telefonica TRAC (Telephone Rural Access Cellular) project. Telefónica, a leading international telecommunications operator, has selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain.

●
    SR Telecom’s swing fixed wireless access system has been selected by the Office des Postes et Telecommunications (OPT) in French Polynesia for a rural telephony modernization project in the Marquesas islands. The contract is valued at more than $2.5 million over the next two years, of which approximately $1.7 million in equipment and services will be delivered in 2004.

●
    SR Telecom has received the first in a series of orders for its SR500 fixed wireless access system from Telecom Fiji Limited. The SR500 system will be deployed on the two main islands of Fiji as part of a government-backed community development program. The orders, totaling more than $1.5 million, are expected to commence during the second quarter of 2004.

●
    CTR has received approval from Subtel, the Chilean telecommunications regulator, to significantly increase its access tariffs, which took effect on March 1, 2004. SR Telecom expects the tariff increase to augment CTR’s revenues and operating cash flow by more than $1.5 million on an annualized basis.

●	SR Telecom’s angel product has been selected for a broadband network in Southeast Asia for a metropolitan development project centered around one of the region’s capital cities.

●	SR Telecom launched its next generation SR 500ip product and secured orders valued at $4.4 million. The orders come from a major incumbent carrier in Southeast Asia.

●
    SR Telecom’s angel Broadband Fixed Wireless Access system has been selected by Chatham Internet Access for a high speed wireless Internet project in Chatham, Ontario, which will be deployed over the next two years. Deliveries are scheduled to commence immediately.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

●	SR Telecom has applied for a commercial license to deploy angel in several urban centers in Chile. This should enable CTR to deploy approximately 4,000 lines in 2004.

●
    SR Telecom has been selected by Sonatel, in Senegal, for the deployment of SR500 network expansion. The contract value is approximately $13 million of which the majority of the equipment and service will be delivered and performed in 2004.

●
    SR Telecom has recently announced a restructuring initiative that will significantly reduce its cost base in line with anticipated revenue levels. The plan includes the closure of the Redmond facility, and thus concentrating research and development activities in Montreal. SR Telecom’s operations in France will focus on sales and customer support and as such a restructuring plan is being finalized with the worker’s council in France.

●
    SR Telecom has recently signed a frame contract with a major telecommunications operator in Latin America for a nationwide telecommunications infrastructure expansion and upgrade program using the SR 500 wireless access system. The initial phase of the project calls for SR Telecom to deliver turnkey systems valued at approximately $35 million commencing in the third quarter of 2004. Further deployment and expansion is expected to take place over the next several years.

Critical Accounting Policies

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom’s critical accounting policies.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or “turnkey” contracts, which include the sale of equipment as well as the sale of services. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowance for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom’s assumptions, additional reserves may be required.

Assessment of Impairment of Long-lived Assets

Effective April 1, 2003, the Corporation adopted CICA Handbook Section 3063, “Impairment of Long-Lived Assets”: This recommendation establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use, which include property, plant and equipment, and intangible assets with finite useful lives. In accordance with these recommendations, an impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value, and is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation’s results from operations or financial position.

The Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries’ accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized. SR Telecom intends to use the balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Netro Corporation

On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation ("Netro"). The results of operations of Netro are included in the consolidated statement of operations of SR Telecom as of September 5, 2003. On October 8, 2003, the Corporation changed the name of Netro to SR Telecom USA Inc. Throughout this report, Netro and SR Telecom USA Inc are used interchangeably.

Three-months ended March 31, 2004 versus three-months ended March 31, 2003

Wireless Telecommunications Products Business Segment

	Percent of Revenue

	2004	2003

Revenue	100%	100%
Cost of revenue	64%	54%

Gross profit	36%	46%
Agents commissions	3%	6%
Selling, general and administrative expenses	61%	39%
Research and development expenses, net	34%	21%

Total operating expenses	98%	66%

Operating loss	(62%)	(20%)
Interest expense, net	(5%)	(5%)
Loss on foreign exchange	(2%)	(17%)
Income tax (expense) recovery	(1%)	12%

Net loss	(70%)	(30%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the three-months ended March 31, 2004 and 2003:

	Revenue		Percent of Wireless
	(in 000’s)		Revenue

	2004	2003	2004	2003

Europe, Middle East and Africa	10,595	10,528	49%	41%
Asia	7,993	11,694	37%	45%
Latin America	1,470	2,694	7%	10%
Other	1,542	1,048	7%	4%

	21,600	25,964	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms increased in the first quarter of 2004 to 49% from 41% in the first quarter of 2003, although in dollar terms the increase is only marginal. Both the sales mix and the customer mix differ in the first quarter of 2004 compared to same period of the previous year as a significant portion of the revenue generated relates to airstar and angel products in 2004. Revenue decreased in Asia both in dollar terms and percentage terms for the three-months ended March 31, 2004 compared to the same quarter of the previous year due to a decline in shipments for equipment to Telstra Corporation Limited and lower revenues from the Department of Transport and Communications of the Philippines. Revenue in Latin America as a percentage of wireless revenue declined from 10% in the first quarter of 2003 to 7% in the first quarter of 2004.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue

For the quarter ended March 31, 2004, equipment revenue remained relatively the same at $16.5 million in relation to the quarter ended March 31, 2003. Service revenue decreased by $4.4 million in the first quarter of 2004 to $5.0 million from $9.4 million in the first quarter of 2003 as the service components of major turnkey projects were finalized in 2003. The Corporation expects that revenue will improve in the latter part of 2004 compared to the current quarter, as purchase orders are received under recently awarded contracts and pending contract awards.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 36% or $7.7 million for the three months ended March 31, 2004 from 46% or $12.0 million for the three months ended March 31, 2003. The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 32.4% or $5.4 million in the first quarter of 2004 compared to 50.6% or $8.4 million in the first quarter of 2003. This decrease resulted partly from variations in sales mix including sales of lower margin products such as angel and airstar, and is also due to an increase in under-absorbed overhead costs in first quarter of 2004. Services gross profit increased to 46.7% in the first quarter of 2004 from 38.3% in the first quarter of 2003 as a larger portion of the service revenue relates to product repairs which traditionally have better margins than service revenue on turnkey projects.

The Corporation anticipates gross profit as a percentage of revenue to improve from the current quarter’s gross profit due to process improvements, sales of higher margin products and increased factory volumes.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue decreased to 3% or $0.6 million in the three months ended March 31, 2004 from 6% or $1.6 million in the three months ended March 31, 2003. The decrease in commissions as a percentage of revenue is commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions. The jurisdiction and equipment mix changed significantly in the end of 2003, partly due to the addition of airstar and angel. Commissions as a percentage of revenue are expected to increase in the remainder of 2004 compared to the current quarter, as product mix changes.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses. Selling, general and administrative expenses increased to $13.2 million for the three months ended March 31, 2004, compared to $10.1 million for the same period in 2003. This was primarily due to the inclusion of Netro, which resulted in approximately $3.0 million in SG&A expense in the period. The lower overall revenue base in the first quarter of 2004 resulted in a higher SG&A expense to revenue ratio at 61% compared to 39% for the first quarter of the prior year. The Corporation is currently implementing additional measures to reduce its cost base in order to bring costs in line with the current and anticipated level of revenue and expects a significant reduction in SG&A expenses by the end of 2004.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Research and development expenses on a comparable basis increased by $1.9 million to $7.3 million for the three months ended March 31, 2004 from $5.4 million for the three months ended March 31, 2003. The increase is due to additional research and development costs of $2.4 million incurred as a result of the inclusion of Netro’s research and development facility in Redmond, Washington, and a reduction in the amount of investment tax credits being recognized in the first quarter of 2004 that offset research and development expense. As of July 1, 2003, the Corporation has ceased the recognition of further Federal investment tax credits since there is limited assurance that these credits would be realized in the near term. The Corporation is currently implementing programs that will substantially reduce research and development costs in the latter part of 2004.

Restructuring Charges

On April 30, 2004, SR Telecom began a comprehensive streamlining and restructuring initiative that will significantly reduce its cost base in line with anticipated revenue levels. The plan includes the closure of the Corporation’s Redmond facility, concentrating research and development activities in Montreal and focusing SR Telecom’s operations in France on sales and customer support. A restructuring plan is currently being finalized with the workers’ council in France. Restructuring charges will occur in the second and third quarters as the program is implemented.

Interest Expense

Interest expense was $1.0 million for the three months ended March 31, 2004, compared to $1.3 million for the same period in 2003. The decrease is due to the repurchase of $4.0 million of the unsecured debentures in the fourth quarter of 2003, the overall reduction in the operating line of credit from $5.0 million as at March 31, 2003 to $2.3 million as at March 31, 2004, and interest income generated from investments made with the proceeds of the public offering and private placement. Going forward, the Corporation expects interest expense to decrease from the amounts recorded in the current quarter.

Foreign Exchange

SR Telecom’s trade receivables are almost exclusively in US dollars and Euros. The foreign exchange loss of $0.5 million for the three months ended March 31, 2004, compared to $4.4 million in the three months ended March 31, 2003, resulted from lower fluctuations in foreign exchange on its US dollar receivables compared to the same quarter of the previous year as well as Corporate investments in US dollar securities. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. SR Telecom’s change in effective tax rates in the year as compared to previous years reflects the fact that, as of the beginning of the third quarter of 2003, the Corporation has ceased to recognize additional tax loss carry-forward benefits, resulting in income tax expense of $0.3 million in the current quarter compared to $3.0 million of income tax recovery in the first quarter of 2003. The income tax provision is also affected by the geographic distribution of earnings mix.

Backlog

Backlog at the end of the first quarter in 2004 stood at $36 million, the majority of which is expected to be delivered in the next twelve months, down from $65 million at the end of the first quarter in 2003. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past. Currently, significant orders are expected to be generated from the introduction of the newly acquired product lines, airstar and angel, and from increased activity in a number of SR Telecom’s traditional markets. However, the timing of these orders cannot be identified with certainty.

Telecommunication Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory purchased from Netro and an increase in access charges will also contribute to this objective.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Revenue

CTR experienced an increase in revenue to $4.6 million for the three months ended March 31, 2004, from $3.6 million for the three months ended March 31, 2003. Net revenues in Chilean peso terms was 2,075 million pesos for the first quarter of 2004 and 1,765 million pesos for the first quarter of 2003, an increase of 310 million pesos. The increase is partially attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, effective March 1, 2004. Revenue has also been affected by the increase in the value of the Chilean peso compared to the Canadian dollar. In peso terms, revenues are expected to continue to improve in the next quarter and throughout 2004 due to the effect of the increase in access charges and the rollout of the Corporation’s new urban initiative.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses decreased to $4.9 million for the three months ended March 31, 2004 from $5.5 million for the three months ended March 31, 2003. Operating expenses decreased to 2,054 million pesos for the current quarter, from 2,371 million pesos for the same quarter of the prior year. Operational efficiencies and cost reductions in the current quarter contributed to the decrease in operating expenses in Chile. The amount increased in Canadian dollar terms also due to the increase in the value of the Chilean peso relative to the Canadian dollar.

Interest Expense

Interest expense for the three months ended March 31, 2004, has decreased to $0.8 million from $1.0 million for the same period in 2003. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments. Assuming US rates and exchange rates remain stable, the Corporation expects that interest expense will decrease in the second quarter of 2004 due to lower amounts of principal outstanding.

Foreign Exchange

The foreign exchange loss of $0.7 million for the three months ended March 31, 2004, compared to the foreign exchange gain of $4.0 million for the three months ended March 31, 2003, is a function of the effect of fluctuations in the Canadian dollar, U.S. dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Short-Term Investments

The consolidated cash and short-term investment position including restricted cash, increased to $46.7 million at March 31, 2004, compared to $18.7 million at December 31, 2003. The increase results from the recently completed equity financing of net proceeds of $46.8 million in the month of February 2004. The financing has generated significant additional working capital to fund operations.

Accounts Receivable

The trade receivables decrease of $10.1 million during the quarter to $68.6 million at March 31, 2004 from $78.7 million at December 31, 2003, results from the collection of outstanding receivables primarily from customers in Thailand and Mexico as well as a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also contributing to the decrease is a decline in sales volume during the current quarter.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

To date, MCI has not objected to the claim, nor has it rejected the Tripartite Agreement. On April 27, 2004, MCI’s Bankruptcy Plan was finally made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI now has until October 2004 to object to any claims filed. SR Telecom's claim is presently listed as an Administrative Priority Claim. Under MCI's Bankruptcy Plan, Administrative Priority Claims are paid in full therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom's results of operations.

Inventory

The inventory balance increased by $6.6 million to $54.6 million at March 31, 2004, from $48.0 million at December 31, 2003. This ramp up in inventory is primarily due to the anticipation of contract awards and to strategic purchases of components. The Corporation expects inventory levels to decline throughout the remainder of the year.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantially enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing Future Income Tax assets and non-refundable Federal Investment Tax Credits in its Canadian operations because the Corporation could no longer support the addition of tax related assets on its balance sheet. SR Telecom intends to use the existing balance of these assets prior to expiry either as an offset to future net income or through the use of other tax planning initiatives.

To use the investment tax credits existing of $17.8 million at March 31, 2004, future taxable income of approximately $80 million is required. The investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have a remaining life of approximately 6 to 10 years.

Most of the future income tax assets relate to timing differences between the tax bases and financial reporting of research and development expenses as well as depreciation amounts. The future income tax assets derived from these differences have an indefinite life. The remaining balance relates mostly to tax loss carry-forward benefits recognized in Chile, which have an indefinite life.

Although SR Telecom has had losses in the recent past, SR Telecom had a history of profit in the years before these. Profitability for the past few years has been adversely impacted by the market conditions in the telecommunications industry and other political, economic and social events that affected our customers. SR Telecom believes these issues are temporary and that the industry will return to profitability. SR Telecom is working to strategically position itself and return to profitability when the industry conditions improve.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate to US dollar letters of credit that are pledged against the Redmond and San Jose operating lease, performance and bid bonds that support the Corporation’s contracting activities and portion of interest on the US notes payable.

Intangible Assets

The intangible assets included in the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology. The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $0.6 million for the first quarter of 2004, compared to $0.1 million for the same quarter of the prior year. These relate principally to existing network upgrades and enhancements. Wireless Products additions were $0.5 million in the current quarter compared to $2.3 million that predominantly related to the shift asset purchase in the first quarter of 2003. The Company is planning an urban line initiative in Chile. The cost to complete this initiative in this fiscal year is approximately $1.5 million. The SR Telecom wireless segment presently has no material commitments for capital expenditures.

Bank Indebtedness

The Corporation granted security for the operating line of credit in the form of a moveable hypothec on accounts receivable and inventory in the amount of $2.5 million and the line of credit was renewed at $2.3 million. On April 16, 2004, the Corporation repaid the operating line of credit in full.

Liabilities

Trade payables and accrued liabilities decreased by $5.8 million to $53.6 million at March 31, 2004 from $59.4 million at December 31, 2003. The amount of trade payables is in line with SR Telecom’s current level of operations.

Long-Term Debt and Shareholders’ Equity

(‘000’s)	March 31, 2004	December 31, 2003

Long-term liability	$1,962	$1,939
Lease liability	$11,452	$12,808
Debentures	$71,000	$71,000
Project financing	$45,776	$45,232
Shareholder’s Equity	$121,682	$91,740

Long-Term Liability

The long-term liability of $2.0 million reflects the fair value of the indemnification provided to the directors and officers of Netro Corporation as part of the purchase agreement.

Lease Liability

The lease liability of $11.5 million, representing a long-term portion of $5.8 million and a short-term portion of
$5.7 million, arose on the assumption of Netro’s operating lease for its San Jose office, which is vacant. This lease obligation has been recorded in the financial statements at its fair market value, determined by the present value of future lease payments, reduced by the expected sub-lease revenue.

Long-Term Debt

SR Telecom’s debentures are unsecured and bear interest at 8.15%, payable semi-annually. The balance of the debentures is due in a bullet payment at maturity in April 2005. SR Telecom intends to partially refinance this debt. If SR Telecom is unable to repay or refinance this debt when it becomes due, there will be material and adverse consequences for our financial position and results of operations.

The project financing relates to outstanding notes with Export Development Canada and the Inter-American Development Bank that are obligations of CTR. As of March 31, 2004, a principal amount of US$35 million was outstanding. On April 8, 2004, the Corporation repaid US $2.5 million of the principal amount of the notes. Payments of principal and interest are due in semi-annual installments until maturity in 2008.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Currently, the lenders would have full recourse against SR Telecom for the full amount of the loans, if performance, financial performance and financial position covenants are not met. While CTR and SR Telecom have not met all of these covenants, default of the covenants has been waived by the lenders for an additional one year period ending February 14, 2005. As the waiver period does not extend for a full year subsequent to March 31, 2004, the total amount of the notes has been recorded as a current liability in the consolidated financial statements as at March 31, 2004. These covenants were waived in previous years and SR Telecom believes that these covenants will continue to be waived on an annual basis until the balance of the amounts outstanding is either repaid or refinanced. If the lenders decline to waive the defaults, all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans, a default would be triggered under SR Telecom’s public debentures and its bank indebtedness, which means that all amounts could be declared due and immediately payable.

Counterparts for both project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

In April 2005, the outstanding debentures become due and payable. The Corporation is currently considering its options for the refinancing of these debentures either with new debt or the extension of the payment terms. The Corporation may also repurchase a portion of the debentures using current resources and operating cash flow.

Shareholder’s Equity

(‘000’s)	March 31, 2004	December 31, 2003

Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
17,610,212 (10,467,283 – December 31, 2003) common shares	$219,653	$180,866
3,924,406 (352,941 – December 31, 2003) warrants	$13,029	$1,815

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds for the units of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of 2 years.

The underwriting commissions and other expenses amounted to $3,214,000 relating to the public offering and private placement. These share issue costs were charged to deficit.

SR Telecom has a Directors’ Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees, where the options vest over a period of four to five years. During the quarter ended March 31, 2004, no common shares were issued under the Directors’ Share Compensation Plan. The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004.

As at March 31, 2004, the Corporation’s outstanding number of stock options is 298,260 where 136,260 stock options are exercisable.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Effective January 1, 2004, the Corporation adopted the new transitional provisions of the Canadian Institute of Chartered Accountants’ (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, where compensation expense is now recognized on all issued and outstanding stock options issued after January 1, 2002, in accordance with the fair value method of accounting. This amendment has been applied retroactively without restatement of prior periods. This resulted in a charge to deficit of $272,000 with a corresponding credit to contributed surplus. There was also a charge to the statement of earnings of $40,000 during the current period.

Off-Balance Sheet Arrangements

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions. The Corporation also has currency exposure to freely tradable and liquid currencies of first world countries and communities. As a result, the Corporation entered into forward contracts in 2003 as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. On February 13, 2004, SR Telecom sold US $500,000 of the US $2,000,000 forward contract. The change in market value of this contract from the date of purchase to the date of sale resulted in a realized foreign exchange gain of $53,000 recorded in the consolidated statement of earnings. In March 2004, the remaining forward contract ended resulting in a realized foreign exchange gain of $137,100, recorded in the consolidated statement of earnings.

Cash Flows

For the three months ended March 31, 2004, cash flows used in operations totaled $15.0 million as compared to an outflow of $4.7 million for the three months ended March 31, 2003. This is primarily due to the effect of lower revenues resulting in increased operating losses.

For the three months ended March 31, 2004, cash flows from financing activities totaled $44.6 million as compared to an outflow of $7.9 million for the three months ended March 31, 2003. The inflow in the current quarter reflects the proceeds on the public offering and private placement.

For the three months ended March 31, 2004, cash flows used in investing activities totaled $29.5 million as compared to an inflow of $1.7 million for the three months ended March 31, 2003. With the proceeds from the equity financing in February 2004, the Corporation purchased short-term investments of $40.3 million. This was offset by the sale of $11.9 million of these investments during the quarter to fund operations.

SR Telecom believes that its cash and cash equivalents balance, short-term investments, cash from operations going forward and the funds raised from the public and private offering in the current quarter, will be sufficient to satisfy its operating cash requirements for at least the next twelve months.

New accounting recommendations

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accounts (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. The new recommendation focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation has not had an impact on the results of operation or financial position of the Corporation.

Consolidation of Variable Interest Entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This Guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG 15 is not expected to have an impact on the Corporation’s results from operations or financial position.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783